VIA EDGAR CORRESPONDENCE

August 10, 2022

United States Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Taylor Beech

Re:	bioAffinity Technologies, Inc.
Registration Statement on Form S-1, File No. 333-264463
Registration Statement on Form 8-A, File No. 001-41463

WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Beech:

Reference is made to two letters filed by bioAffinity Technologies, Inc. (the “Company”) as correspondence via EDGAR on August 10, 2022, in which the Company requested that the effectiveness of the above-captioned Registration Statements on Form S-1, as amended, and Form 8-A be accelerated to 4:30 p.m., Eastern Daylight Time, on Wednesday, August 10, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statements be declared effective at this time and hereby formally withdraws its requests for acceleration of that effective date.

If you have any questions regarding this withdrawal, please contact the Company’s outside counsel, Wilhelm E. Liebmann of Dykema Gossett PLLC at (210) 554-5414.

Very truly yours,

BIOAFFINITY TECHNOLOGIES, INC.

By:	/s/ Maria Zannes
Name:	Maria Zannes
Title:	Chief Executive Officer